UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

SYNCHRONOSS TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

87157B103

(CUSIP Number)

Steven Spencer

Siris Capital Group, LLC

601 Lexington Avenue, 59th Floor

New York, NY 10022

(212)-231-0095

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 17, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment contain information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of reporting persons: Silver Private Holdings I, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 5,994,667
	9	Sole dispositive power: 0
	10	Shared dispositive power: 5,994,667
11	Aggregate amount beneficially owned by each reporting person: 5,994,667
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 12.93%*
14	Type of reporting person: OO

*	The calculation of the foregoing percentage is based on 46,372,470 shares of common stock outstanding as of March 27, 2017, as reported in the Company’s proxy statement, filed with the Securities and Exchange Commission on April 6, 2017.

1	Names of reporting persons: Silver Private Investments, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 5,994,667
	9	Sole dispositive power: 0
	10	Shared dispositive power: 5,994,667
11	Aggregate amount beneficially owned by each reporting person: 5,994,667
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 12.93%*
14	Type of reporting person: OO

*	The calculation of the foregoing percentage is based on 46,372,470 shares of common stock outstanding as of March 27, 2017, as reported in the Company’s proxy statement, filed with the Securities and Exchange Commission on April 6, 2017.

1	Names of reporting persons: Siris Partners III, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 5,994,667
	9	Sole dispositive power: 0
	10	Shared dispositive power: 5,994,667
11	Aggregate amount beneficially owned by each reporting person: 5,994,667
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 12.93%*
14	Type of reporting person: PN

*	The calculation of the foregoing percentage is based on 46,372,470 shares of common stock outstanding as of March 27, 2017, as reported in the Company’s proxy statement, filed with the Securities and Exchange Commission on April 6, 2017.

1	Names of reporting persons: Siris Partners III Parallel, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 5,994,667
	9	Sole dispositive power: 0
	10	Shared dispositive power: 5,994,667
11	Aggregate amount beneficially owned by each reporting person: 5,994,667
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 12.93%*
14	Type of reporting person: PN

*	The calculation of the foregoing percentage is based on 46,372,470 shares of common stock outstanding as of March 27, 2017, as reported in the Company’s proxy statement, filed with the Securities and Exchange Commission on April 6, 2017.

1	Names of reporting persons: Siris Partners GP III, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 5,994,667
	9	Sole dispositive power: 0
	10	Shared dispositive power: 5,994,667
11	Aggregate amount beneficially owned by each reporting person: 5,994,667
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 12.93%*
14	Type of reporting person: PN

*	The calculation of the foregoing percentage is based on 46,372,470 shares of common stock outstanding as of March 27, 2017, as reported in the Company’s proxy statement, filed with the Securities and Exchange Commission on April 6, 2017.

1	Names of reporting persons: Siris GP HoldCo III, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 5,994,667
	9	Sole dispositive power: 0
	10	Shared dispositive power: 5,994,667
11	Aggregate amount beneficially owned by each reporting person: 5,994,667
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 12.93%*
14	Type of reporting person: OO

*	The calculation of the foregoing percentage is based on 46,372,470 shares of common stock outstanding as of March 27, 2017, as reported in the Company’s proxy statement, filed with the Securities and Exchange Commission on April 6, 2017.

1	Names of reporting persons: Siris Capital Group III, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 5,994,667
	9	Sole dispositive power: 0
	10	Shared dispositive power: 5,994,667
11	Aggregate amount beneficially owned by each reporting person: 5,994,667
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 12.93%*
14	Type of reporting person: PN, IA

*	The calculation of the foregoing percentage is based on 46,372,470 shares of common stock outstanding as of March 27, 2017, as reported in the Company’s proxy statement, filed with the Securities and Exchange Commission on April 6, 2017.

1	Names of reporting persons: Siris Capital Group, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 5,994,667
	9	Sole dispositive power: 0
	10	Shared dispositive power: 5,994,667
11	Aggregate amount beneficially owned by each reporting person: 5,994,667
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 12.93%*
14	Type of reporting person: OO, IA

*	The calculation of the foregoing percentage is based on 46,372,470 shares of common stock outstanding as of March 27, 2017, as reported in the Company’s proxy statement, filed with the Securities and Exchange Commission on April 6, 2017.

1	Names of reporting persons: Siris Advisor HoldCo III, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 5,994,667
	9	Sole dispositive power: 0
	10	Shared dispositive power: 5,994,667
11	Aggregate amount beneficially owned by each reporting person: 5,994,667
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 12.93%*
14	Type of reporting person: OO

*	The calculation of the foregoing percentage is based on 46,372,470 shares of common stock outstanding as of March 27, 2017, as reported in the Company’s proxy statement, filed with the Securities and Exchange Commission on April 6, 2017.

1	Names of reporting persons: Siris Advisor HoldCo, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 5,994,667
	9	Sole dispositive power: 0
	10	Shared dispositive power: 5,994,667
11	Aggregate amount beneficially owned by each reporting person: 5,994,667
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 12.93%*
14	Type of reporting person: OO

*	The calculation of the foregoing percentage is based on 46,372,470 shares of common stock outstanding as of March 27, 2017, as reported in the Company’s proxy statement, filed with the Securities and Exchange Commission on April 6, 2017.

This Amendment No. 7 to Schedule 13D (this “Amendment No. 7”) amends and supplements the statement on Schedule 13D jointly filed by (i) Silver Private Holdings I, LLC, a Delaware limited liability company (“Silver Holdings”), (ii) Silver Private Investments, LLC, a Delaware limited liability company (“Silver Parent”), (iii) Siris Partners III, L.P., a Delaware limited partnership (“Siris Fund III”), (iv) Siris Partners III Parallel, L.P., a Delaware limited partnership (“Siris Fund III Parallel”), (v) Siris Partners GP III, L.P., a Delaware limited partnership (“Siris Fund III GP”), (vi) Siris GP HoldCo III, LLC, a Delaware limited liability company (“Siris Fund III GP HoldCo”), (vii) Siris Capital Group III, L.P., a Delaware limited partnership (“Siris Fund III Advisor”), (viii) Siris Capital Group, LLC, a Delaware limited liability company (“Siris Capital Group”), (ix) Siris Advisor HoldCo III, LLC, a Delaware limited liability company (“Siris Fund III Advisor HoldCo”); and (x) Siris Advisor HoldCo, LLC, a Delaware limited liability company (“Siris Advisor HoldCo”) (collectively, the “Reporting Persons”) with the Securities and Exchange Commission (the “Commission”) on May 5, 2017 (as previously amended and as may be amended from time to time, this “Schedule 13D”), relating to the common stock, $0.0001 par value per share (the “Common Stock”), of Synchronoss Technologies, Inc. (the “Company”). Initially capitalized terms used in this Amendment No. 7 that are not otherwise defined herein shall have the same meanings attributed to them in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 is hereby amended by the addition of the following immediately prior to the penultimate paragraph thereof:

On October 17, 2017, the Company announced the entry into definitive agreements for the sale of Intralinks, and the sale of a newly created series of preferred stock of the Company to affiliates of Siris Capital Group.

Subject to the terms and conditions set forth in the Share Purchase Agreement, dated as of October 17, 2017 (the “Share Purchase Agreement”), among the Company, Intralinks and Impala Private Holdings II, LLC, an affiliate of Siris Capital Group (“Impala”), Impala will acquire from the Company the issued and outstanding shares of common stock of Intralinks for approximately $977 million in cash plus a potential contingent payment of up to $25 million (as more fully described below), subject to an adjustment for cash, debt and working capital (the “Intralinks Transaction”).

In addition, subject to the terms and conditions set forth in the Securities Purchase Agreement, dated as of October 17, 2017 (the “PIPE Purchase Agreement”), between the Company and Silver Holdings, the Company will issue and sell to Silver Holdings 185,000 shares of preferred stock of the Company, par value $0.0001 per share, with an initial liquidation preference of $1,000 per share, which will be designated as Series A Convertible Participating Perpetual Preferred Stock (the “Series A Preferred Stock”), for an aggregate purchase price of $185 million, consisting of (i) $97.7 million in cash and (ii) the transfer from Silver Holdings to the Company of the Shares, valued for this purpose at approximately $87.3 million in the aggregate (the “Preferred Transaction”). Prior to or contemporaneously with the consummation of the Preferred Transaction, the Company will (i) file a Certificate of Designation with the State of Delaware setting forth the rights, preferences, privileges, qualifications, restrictions and limitations on the Series A Preferred Stock (the “Series A Certificate”) and (ii) enter into an Investor Rights Agreement with Silver Holdings setting forth certain registration, governance and preemptive rights of Silver Holdings with respect to the Company.

Sale of Intralinks

Share Purchase Agreement

Subject to the terms and conditions of the Share Purchase Agreement, at the closing of the Intralinks Transaction, Impala will acquire the issued and outstanding shares of Intralinks for approximately $977 million in cash, subject to adjustments for changes in cash, debt and working capital. If, in the future, Impala receives net cash proceeds in excess of $440 million from any sale of equity or assets of Intralinks, or from a dividend or distribution in respect of the shares of Intralinks, then Impala shall be required to pay the Company up to an additional $25 million in cash or, in some cases, publicly-traded securities. The closing of the Intralinks Transaction is subject to certain closing conditions, including (i) the receipt of certain antitrust and foreign competition approvals, (ii) the absence of any law or court or governmental order or injunction preventing, prohibiting or making illegal the consummation of the Intralinks Transaction, (iii) the entry into and delivery of a transition services agreement between the Company and Impala, (iv) the receipt by the Company (and delivery to Impala) of solvency and fairness opinions, (v) the absence of any Material Adverse Effect (as defined in the Share Purchase Agreement) with respect to Intralinks and (vi) Impala being satisfied in its reasonable discretion that no regulatory or other governmental development (other than under antitrust laws) affecting Intralinks or its subsidiaries, or any of its officers, employees or directors would reasonably be likely to cause an adverse effect on Intralinks, Impala or their respective affiliates (or adversely affect the benefits of the Sale to Impala or its affiliates) following consummation of the Intralinks Transaction. The closing of the Intralinks Transaction is not subject to any financing contingency. Immediately following the consummation of the Intralinks Transaction, the Company will pay to Impala $5 million as partial reimbursement of the out-of-pocket fees and expenses incurred by Impala, Siris and their respective affiliates in connection with the execution of the Share Purchase Agreement and the Intralinks Transaction.

The Share Purchase Agreement contains customary representations and warranties and covenants made by each of Impala, Intralinks and the Company, which include covenants regarding: (i) the conduct of the operations of Intralinks prior to the consummation of the Intralinks Transaction, (ii) customary “no-shop” restrictions on the Company’s ability to solicit alternative acquisition proposals for Intralinks and (iii) the use of reasonable best efforts to cause the Intralinks Transaction to be consummated.

Siris Capital Group has obtained debt financing commitments from Royal Bank of Canada, Golub Capital LLC, and Macquarie Capital Funding LLC for the purpose of financing the transactions contemplated by the Share Purchase Agreement and paying related fees and expenses. The obligations of the lenders to provide debt financing under the debt commitment letter are subject to certain conditions.

The Share Purchase Agreement contains specified termination rights for each of the Company and Impala, including (i) if the consummation of the Intralinks Transaction is legally prohibited or enjoined by a final, non-appealable government order, (ii) if the consummation of the Intralinks Transaction has not occurred by January 15, 2018, (iii) if there are any material inaccuracies in the representations and warranties of the parties, or material breaches of the parties’ respective covenants that have not been cured within a specified time, (iv) if Impala is not satisfied in its reasonable discretion that no regulatory or other governmental development (other than under antitrust laws) affecting Intralinks or its subsidiaries or any of its officers, employees or directors would reasonably be likely to cause an adverse effect on Intralinks, Impala or their respective affiliates (or adversely affect the benefits of the Sale to Impala or its affiliates) following consummation of the Intralinks Transaction, or (v) by mutual written consent of the parties.

Impala may be required to pay the Company a termination fee of approximately $48.9 million upon termination of the Share Purchase Agreement under the following circumstances: (i) if (A) the marketing period has ended, (B) all other conditions to closing of the Intralinks Transaction have been satisfied or waived, (C) the Company has irrevocably confirmed by written notice that, if the necessary debt and equity financing are funded, then it would take such actions as are within its control to consummate the Intralinks Transaction and (D) Impala fails to consummate the Intralinks Transaction within three business days of when the closing should have occurred and the Company stood ready, willing and able to consummate the Intralinks Transaction at all times during such three-business-day period; or (ii) if Impala terminates the Share Purchase Agreement following January 15, 2018 and the Company could have terminated the Share Purchase Agreement pursuant to prong (i), without giving effect to the three business day grace period. The

Share Purchase Agreement further provides that the Company may be required to reimburse Impala for certain of its expenses, up to a cap of $5 million, if Impala terminates the Share Purchase Agreement because Impala is not satisfied in its reasonable discretion that no regulatory or other governmental development (other than under antitrust laws) affecting Intralinks or its subsidiaries or any of its officers, employees or directors would reasonably be likely to cause an adverse effect on Intralinks, Impala or their respective affiliates following consummation of the Intralinks Transaction (the “Intralinks Reimbursement”).

Additionally, should the consummation of the Intralinks Transaction occur after November 15, 2017 due to a material breach by Impala of its covenants under the Share Purchase Agreement, or a delay by Impala’s financing sources that constitutes a breach by such financing sources or that is related to a breach by Impala of its covenants under the Share Purchase Agreement, Impala will be required to reimburse the Company for any amendment, consent or waiver fee that the Company is required to pay its lenders pursuant to the Seller Credit Agreement (as defined in the Share Purchase Agreement), up to a cap of $5 million.

Subject to the terms of the Share Purchase Agreement, the Company and Impala have agreed to indemnify each other for certain damages, costs and expenses that result from breaches of their respective representations and warranties, breaches of covenants and certain other matters. Each party’s right to be indemnified under the Share Purchase Agreement is subject to certain limitations, including a $25 million cap on damages with respect to representations and warranties (other than with respect to (i) breaches of the Company’s representation with respect to the sufficiency of the assets transferred in the Intralinks Transaction, which are subject to a cap of $50 million, (ii) breaches of the Company’s representation regarding the absence of misstatements or omissions of material facts, which is subject to a cap of $50 million and (iii) breaches of the Company’s Fundamental Representations (as defined in the Purchase Agreement), which are subject to a cap equal to the purchase price). Additionally, the Company has agreed to indemnify Impala, without limitation, for certain excluded liabilities, including, among others, liabilities arising out of any litigation, actions or investigations to which the Company is a party, target or subject and expenses of Intralinks related to the Intralinks Transaction and not otherwise paid at or prior to the closing of the Intralinks Transaction.

This summary of the Share Purchase Agreement and the transactions contemplated thereby is qualified in its entirety by reference to the full text of the Share Purchase Agreement, a copy of which is attached as Exhibit 99.6 to this Amendment No. 7 and incorporated into this Item 4 by reference.

The Share Purchase Agreement has been included in this report to provide investors with information regarding its terms and conditions. It is not intended to provide any other factual information about the Company, Intralinks and Impala or any of their respective subsidiaries. The representations, warranties and covenants contained in the Share Purchase Agreement were made only for purposes of that agreement and as of specific dates, were solely for the benefit of the parties to the Share Purchase Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Share Purchase Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Share Purchase Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company, Intralinks and Impala or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Share Purchase Agreement, which subsequent information may or may not be fully reflected in public disclosures.

Sale of Series A Preferred Stock

Securities Purchase Agreement

Subject to the terms and conditions of the PIPE Purchase Agreement, the Company will issue and sell to Silver Holdings 185,000 shares of Series A Preferred Stock for an aggregate purchase price of $185 million, consisting of (i) $97.7 million in cash and (ii) the Shares, valued for this purpose at approximately $87.3 million in the aggregate. The PIPE Purchase Agreement contains customary representations, warranties and covenants by each of the Company and Silver Holdings, including covenants by the Company regarding: (i) the conduct of the business of the Company prior to the consummation of the Preferred Transaction and (ii) the use of commercially reasonable best efforts to cause the Preferred Transaction to be consummated.

In addition, the PIPE Purchase Agreement contains certain termination rights for both the Company and Silver Holdings, including if the Preferred Transaction has not been consummated within 90 calendar days unless such date has been extended in accordance with the terms of the PIPE Purchase Agreement, in which case, the parties may not terminate the PIPE Purchase Agreement until a business day following the date specified in such notice of extension. Silver Holdings may also terminate the agreement if Silver Holdings, in its reasonable discretion, is not satisfied with all due diligence facts and developments relating to the Company, its affiliates or their respective officers, employees or directors, including with respect to any actions, inquiries or investigations by any governmental authority.

Under the terms of the PIPE Purchase Agreement, in the event the Preferred Transaction is not consummated, the Company also granted Silver Holdings the right to sell the Shares to the Company (the “Put Right”) for a purchase price per share equal to $14.56 in cash (corresponding to an aggregate purchase price of approximately $87.3 million if Silver Holdings elects to exercise the Put Right with respect to all Shares). The Put Right is only exercisable by Silver Holdings by written notice delivered to the Company not later than the fifth business day following any termination of the PIPE Purchase Agreement. Moreover, in connection with the Put Right, the Company and Silver Holdings have agreed that, effective as of immediately prior to or substantially concurrently with the first to occur of the consummation of Intralinks Transaction or the termination of the Share Purchase Agreement, the Company and Silver Holdings will enter into a customary escrow agreement in respect of approximately $87.3 million to be deposited into escrow by the Company. The escrow agreement will provide, among other matters, that the funds will be released at Silver Holdings’ direction upon its exercise of the Put Right and that the funds will be released to the Company upon consummation of the Preferred Transaction.

Pursuant to the PIPE Purchase Agreement, the Company agreed to indemnify Silver Holdings and its affiliates for (i) any breach of any Fundamental Representation (as defined in the PIPE Purchase Agreement) or (ii) any breach of any of the covenants of the Company contained in the PIPE Purchase Agreement, up to the $185 million purchase price, subject to certain exceptions.

Additionally, the Company has agreed to reimburse Silver Holdings for up to a maximum of $5 million to cover Silver Holdings’ reasonable costs and expenses incurred at or prior to the earlier of the closing of the Preferred Transaction and the date that the PIPE Purchase Agreement is terminated (the “PIPE Reimbursement”); provided, that the PIPE Reimbursement shall be reduced by any Intralinks Reimbursement paid by the Company such that the aggregate of the Intralinks Reimbursement and the PIPE Reimbursement shall not exceed $5 million in the aggregate.

The PIPE Purchase Agreement is filed as Exhibit 99.7 to this Amendment No. 7 and incorporated into this Item 4 by reference, and the foregoing summary of the PIPE Purchase Agreement is qualified in its entirety by reference to Exhibit 99.7.

Form of Certificate of Designation of the Series A Preferred Stock

The rights, preferences, privileges, qualifications, restrictions and limitations of the shares of Series A Preferred Stock will be set forth in the Series A Certificate. Under the Series A Certificate, the holders of the Series A Preferred Stock will be entitled to receive, on each share of Series A Preferred Stock on a quarterly basis, an amount equal to the dividend rate of 14.5% divided by four and multiplied by the then-applicable Liquidation Preference (as defined in the Series A Certificate) per share of Series A Preferred Stock (collectively, the “Preferred Dividends”). The Preferred Dividends will be due on January 1, April 1, July 1 and October 1 of each year (each, a “Series A Dividend Payment Date”). The Company may choose to pay the Preferred Dividends in cash or in additional shares of Series A Preferred Stock. In the event the Company does not declare and pay a dividend in-kind or in cash on any Series A Dividend Payment Date, the unpaid amount of the Preferred Dividend will be added to the Liquidation Preference. In addition, the Series A Preferred Stock will participate in dividends declared and paid on shares of Common Stock.

Each share of Series A Preferred Stock will be convertible, at the option of the holder, into the number of shares of Common Stock equal to the “Conversion Price” (as that term is defined in the Series A Certificate) multiplied by the then applicable “Conversion Rate” (as that term is defined in the Series A Certificate). Each share of Series A Preferred Stock will initially be convertible into 55.5556 shares of Common Stock, representing an initial “conversion price” of approximately $18.00 per share of Common Stock. The Conversion Rate will be subject to equitable proportionate adjustment in the event of stock splits, recapitalizations and other events set forth in the Series A Certificate.

On and after the fifth anniversary of the date of issuance, holders of shares of Series A Preferred Stock will have the right to cause the Company to redeem each share of Series A Preferred Stock for cash in an amount equal to the sum of the current liquidation preference and any accrued dividends. Each share of Series A Preferred Stock will also be redeemable at the option of the holder upon the occurrence of a “Fundamental Change” (as that term is defined in the Series A Certificate) at a specified premium. In addition, the Company will also be permitted to redeem all outstanding shares of the Series A Preferred Stock (i) at any time within the first 30 months of the date of issuance for the sum of the then-applicable Liquidation Preference, accrued but unpaid dividends and a make whole amount and (ii) at any time following the 30-month anniversary of the date of issuance for the sum of the then-applicable Liquidation Preference and the accrued but unpaid dividends.

The holders of a majority of the Series A Preferred Stock, voting separately as a class, will be entitled at each annual meeting of the stockholders of the Company or at any special meeting called for the purpose of electing directors (or by written consent signed by the holders of a majority of the then-outstanding shares of Series A Preferred Stock in lieu of such a meeting): (i) to nominate and elect two members of the Board for so long as the Preferred Percentage (as defined in the Series A Certificate) is equal to or greater than 10%; and (ii) to nominate and elect one member of the Board for so long as the Preferred Percentage is equal to or greater than 5% but less than 10%.

For so long as the holders of shares of Series A Preferred Stock have the right to nominate at least one director, the Company shall be required to obtain the prior approval of Silver Holdings prior to taking certain actions, including: (i) certain dividends, repayments and redemptions; (ii) any amendment to the Company’s certificate of incorporation that adversely effects the rights, preferences, privileges or voting powers of the Series A Preferred Stock; (iii) issuances of stock ranking senior or equivalent to shares of Series A Preferred Stock (including additional shares of Series A Preferred Stock) in the priority of payment of dividends or in the distribution of assets upon any liquidation, dissolution or winding up of the Company; (iv) changes in the size of the Board; (v) any amendment, alteration, modification or repeal of the charter of the Nominating and Corporate Governance Committee of the Board and related documents; and (vi) any change in the principal business of the Company or the entry into any line of business outside of its existing lines of businesses. In addition, in the event that the Company is in EBITDA Non-Compliance (as defined in the Series A Certificate) or the undertaking of certain actions would result in the Company exceeding a specified pro forma leverage ratio, then the prior approval of Silver Holdings would be required to incur indebtedness (or alter any debt document) in excess of $10 million, enter or consummate any transaction where the fair market value exceeds $5 million individually or $10 million in the aggregate in a fiscal year or authorize or commit to capital expenditures in excess of $25 million in a fiscal year.

Each holder of Series A Preferred Stock will have one vote per share on any matter on which holders of Series A Preferred Stock are entitled to vote separately as a class, whether at a meeting or by written consent. The holders of Series A Preferred Stock will be permitted to take any action or consent to any action with respect to such rights without a meeting by delivering a consent in writing or electronic transmission of the holders of the Series A Preferred Stock entitled to cast not less than the minimum number of votes that would be necessary to authorize, take or consent to such action at a meeting of stockholders. In addition to any vote (or action taken by written consent) of the holders of the shares of Series A Preferred Stock as a separate class provided for herein or by the General Corporation Law of the State of Delaware, the holders of shares of the Series A Preferred Stock will be entitled to vote with the holders of shares of Common Stock (and any other class or series that may similarly be entitled to vote with the holders of Common Stock) on all matters submitted to a vote or to the consent of the stockholders of the Company (including the election of directors) as one class.

Under the Series A Certificate, if Silver Holdings and certain of its affiliates have elected to effect a conversion of some or all of their shares of Series A Preferred Stock and if the sum, without duplication, of (i) the aggregate number of shares of Common Stock issued to such holders upon such conversion and any shares of Series A Preferred Stock previously issued to such holders upon conversion, plus (ii) the number of shares of Common Stock underlying shares of Series A Preferred Stock that would be held at such time by such holders (after giving effect to such conversion), would exceed the 19.9% of the issued and outstanding shares of the Company’s voting stock on an as converted basis (the “Conversion Cap”), then such holders would only be entitled to convert such number of shares as would result in the sum of clauses (i) and (ii) (after giving effect to such conversion) being equal to the Conversion Cap (after giving effect to any such limitation on conversion). Any shares of Series A Preferred Stock which a holder has elected to convert but which, by reason of the previous sentence, are not so converted, will be treated as if the holder had not made such election to convert and such shares of Series A Preferred Stock will remain outstanding. Also, under the Series A Certificate, if the sum, without duplication, of (i) the aggregate voting power of the shares previously issued to Silver Holdings and certain of its affiliates held by such holders at the record date, plus (ii) the aggregate voting power of the shares of Series A Preferred Stock held by such holders as of such record date, would exceed 19.99% of the total voting power of the Company’s outstanding voting stock at such record date, then, with respect to such shares, Silver Holdings and certain of its affiliates will only be entitled to cast a number of votes equal to 19.99% of such total voting power. The limitation on conversion and voting will cease to apply upon receipt of the requisite approval of holders of Common Stock under the applicable listing standards.

The Series A Certificate is filed as Exhibit 99.8 to this Amendment No. 7 and incorporated into this Item 4 by reference, and the foregoing summary of the Series A Certificate is qualified in its entirety by reference to Exhibit 99.8.

Form of Investor Rights Agreement

Concurrently with the closing of the Preferred Transaction, the Company and Silver Holdings will enter into an Investor Rights Agreement (the “Investor Rights Agreement”). Under the terms of the Investor Rights Agreement, Silver Holdings and the Company have agreed that, effective as of the closing of the Preferred Transaction, the Board will consist of ten members. From and after the closing of the Preferred Transaction, so long as the holders of Series A Preferred have the right to nominate a member to the Board pursuant to the Series A Certificate, the Board will consist of (i) two directors nominated and elected by the holders of shares of Series A Preferred Stock; (ii) four directors who meet the independence criteria set forth in the applicable listing standards (each of whom will be initially agreed upon by the Company and Silver Holdings); and (iii) four other directors, two of whom shall satisfy the independence criteria of the applicable listing standards and, as of the closing of the Preferred Transaction, one of whom shall be the individual then serving as chief executive officer of the Company and one of whom shall be the current chairman of the Board as of the date of execution of the Investors Rights Agreement.    Following the closing of the Preferred Transaction, so long as the holders of Series A Preferred have the right to nominate at least one director to the Board pursuant to the Series A Certificate, Silver Holdings will have the right to designate two members of the Nominating and Corporate Governance Committee of the Board.

Pursuant to the terms of the Investor Rights Agreement, neither Silver Holdings nor its affiliates may transfer any shares of Series A Preferred Stock subject to certain exceptions (including transfers to affiliates that agree to be bound by the terms of the Investor Rights Agreement).

For so long as Silver Holdings has the right to appoint a director to the Board, without the prior approval by a majority of directors voting who are not appointed by the holders of shares of Series A Preferred Stock, neither Silver Holdings nor its affiliates will directly or indirectly purchase or acquire any debt or equity securities of the Company (including equity-linked derivative securities) if such purchase or acquisition would result in Silver Holdings’ Standstill Percentage (as defined in the Investors Rights Agreement) being in excess of 30%. However, the foregoing standstill restrictions would not prohibit the purchase of shares pursuant to the PIPE Purchase Agreement or the receipt of shares of Series A Preferred issued as Preferred Dividends pursuant to the Series A Certificate, shares of Common Stock received upon conversion of shares of Series A Preferred Stock or receipt of any shares of Series A Preferred Stock, Common Stock or other securities of the Company otherwise paid as dividends or as an increase of the Liquidation Preference (as defined in the Series A Certificate) or distributions thereon. Silver Holdings will also have preemptive rights with respect to issuances of securities of the Company in order to maintain its ownership percentage.

Under the terms of the Investor Rights Agreement, Silver Holdings will be entitled to (i) three demand registrations, with no more than two demand registrations in any single calendar year and provided that each demand registration must include at least 10% of the shares of Common Stock held by Silver Holdings, including shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock and (ii) unlimited piggyback registration rights with respect to primary issuances and all other issuances.

The form of the Investor Rights Agreement is filed as Exhibit 99.9 to this Amendment No. 7 and incorporated into this Item 4 by reference, and the foregoing summary of the Investor Rights Agreement is qualified in its entirety by reference to Exhibit 99.9.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended by the addition of the following:

The response to Item 4 of this Amendment No. 7 is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by the addition of the following:

99.6	Share Purchase Agreement by and among Synchronoss Technologies, Inc., Intralinks Holdings, Inc. and Impala Private Holdings II, LLC dated as of October 17, 2017 (filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed October 19, 2017 and incorporated by reference herein).

99.7	Securities Purchase Agreement by and between Synchronoss Technologies, Inc. and Silver Private Holdings I, LLC dated as of October 17, 2017 (filed as Exhibit 2.2 to the Company’s Current Report on Form 8-K filed October 19, 2017 and incorporated by reference herein).

99.8	Form of Certificate of Designations of the Series A Redeemable Convertible Preferred Stock (filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K filed October 19, 2017 and incorporated by reference herein).

99.9	Form of Investor Rights Agreement by and between Synchronoss Technologies, Inc. and Silver Private Holdings I, LLC (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed October 19, 2017 and incorporated by reference herein).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 19, 2017

SILVER PRIVATE HOLDINGS I, LLC
By:	Silver Private Investments, LLC, its sole member

By:	/s/ Peter Berger
	Name:	Peter Berger
	Title:	Authorized Signatory

SILVER PRIVATE INVESTMENTS, LLC

By:	/s/ Peter Berger
	Name:	Peter Berger
	Title:	Authorized Signatory

SIRIS PARTNERS III, L.P.
SIRIS PARTNERS III PARALLEL, L.P.
By:	Siris Partners GP III, L.P., its general partner
By:	Siris GP HoldCo III, LLC, its general partner

By:	/s/ Peter Berger
	Name:	Peter Berger
	Title:	Managing Member

SIRIS PARTNERS GP III, L.P.
By:	Siris GP HoldCo III, LLC, its general partner

By:	/s/ Peter Berger
	Name:	Peter Berger
	Title:	Managing Member

SIRIS GP HOLDCO III, LLC

By:	/s/ Peter Berger
	Name:	Peter Berger
	Title:	Managing Member

SIRIS CAPITAL GROUP III, L.P.
By:	Siris Advisor HoldCo III, LLC, its general partner

By:	/s/ Peter Berger
Name: Peter Berger
Title: Managing Member

SIRIS CAPITAL GROUP, LLC
By:	Siris Advisor HoldCo, LLC, its managing member

By:	/s/ Peter Berger
Name: Peter Berger
Title: Managing Member

SIRIS ADVISOR HOLDCO III, LLC

By:	/s/ Peter Berger
Name: Peter Berger
Title: Managing Member

SIRIS ADVISOR HOLDCO, LLC

By:	/s/ Peter Berger
Name: Peter Berger
Title: Managing Member